TransDigm Inc.

1301 East Ninth Street, Suite 3710

Cleveland, Ohio 44114

August 12, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	TransDigm Inc.

Registration Statement on Form S-4

Filed June 8, 2011, as amended on August 4, 2011

File No. 333-174781

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TransDigm Inc. (the “Company”), and the guarantors listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Company, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-174781) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 3:00 p.m. (New York City time) on August 17, 2011 or as soon thereafter as is practicable.

The Registrants acknowledge that:

•

should the United States Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•

the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please confirm that the Registration Statement has been declared effective by telephoning Forewing Lum of Jones Day, counsel to the Company, at (212) 326-8314.

*    *    *

Thank you for your attention to this matter.

Very truly yours,

TRANSDIGM INC.

By:	/s/ Gregory Rufus
	Name:	Gregory Rufus
	Title:	Executive Vice President, Chief Financial Officer and Secretary

Annex A

Co-Registrant	I.R.S. Employer Identification Number

Acme Aerospace, Inc.	16-0324980
Adams Rite Aerospace, Inc.	95-4056812
AeroControlex Group, Inc.	26-0379798
Aircraft Parts Corporation	11-2001917
Aviation Technologies, Inc.	04-3750236
Avionic Instruments LLC	13-2666109
Avtech Corporation	91-0761549
Bruce Aerospace Inc.	26-0658833
Bruce Industries Inc.	20-8487769
CDA Intercorp LLC	59-1285683
CEF Industries, LLC	36-2056886
Champion Aerospace LLC	58-2623644
Dukes Aerospace, Inc.	27-1368976
Hartwell Corporation	95-1936254
Malaysian Aerospace Services, Inc.	20-4894903
MarathonNorco Aerospace, Inc.	74-2707437
McKechnie Aerospace DE, Inc.	20-8964837
McKechnie Aerospace Holdings, Inc.	26-0181650
McKechnie Aerospace Investments, Inc.	58-2430801
McKechnie Aerospace US LLC	27-0127704
Semco Instruments, Inc.	95-2500600
Skurka Aerospace Inc.	20-2042650
Texas Rotronics, Inc.	74-2925673
Transicoil LLC	26-0084182
TransDigm Group Incorporated	41-2101738
Western Sky Industries, LLC	94-3033701